UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

                                    or

       |_|    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the transition period from _________ to ________





                         Commission file number 1-7657



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            AMERICAN EXPRESS COMPANY
                             World Financial Center
                                200 Vesey Street
                            New York, New York 10285

                    AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

                                 FORM 11-K FOR

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                     INDEX

Report of Independent Auditors                                                       1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of
         December 31, 2002 and 2001                                                  2

Statement of Changes in Net Assets Available for Benefits for the years ended:

         December 31, 2002                                                           3

         December 31, 2001                                                           4

Notes to the Financial Statements                                                    5

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets "Held at End of Year"                      12

Schedule H, Line 4j - Schedule of Reportable Transactions                           16

Signature                                                                           17

Exhibit Index                                                                       18

EXHIBITS

Exhibit 23.1 - Consent of Independent Auditors

Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as
               Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of
               2002

                         REPORT OF INDEPENDENT AUDITORS


Employee Benefits Administration Committee
American Express Company

We have audited the accompanying statements of net assets available for benefits of the American Express Incentive Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets "held at end of year" as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/Ernst & Young LLP


Minneapolis, Minnesota
June 25, 2003

                     American Express Incentive Savings Plan
                 Statements of Net Assets Available for Benefits


                                         December 31, 2002       December 31, 2001
                                         ------------------      -----------------
ASSETS

Investments                                 $2,451,704,141         $2,745,093,175
Cash                                             2,534,650              2,663,462
Receivables:
  Investment income                             58,069,358             34,404,633
  Employer Contributions-
    Other than Profit Sharing                   18,587,813                      -
    Profit Sharing                              51,514,033                      -

                                         -----------------------------------------
Total Assets                                 2,582,409,995          2,782,161,270
                                         -----------------------------------------


                                         -----------------------------------------
Net assets available for benefits           $2,582,409,995         $2,782,161,270
                                         =========================================


See notes to the financial statements.

                     American Express Incentive Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002

                                                     Participant-         Nonparticipant-
                                                       Directed              Directed                    Total
                                                 --------------------   -------------------    ------------------
Contributions:
    Employer -
      Other than Profit Sharing                         $ 53,524,375          $ 14,120,946         $ 67,645,321
      Profit Sharing                                      51,514,033                     -           51,514,033
    Employee                                             141,140,471                     -          141,140,471
    Member rollovers or transfers                          4,879,872                     -            4,879,872
                                                 --------------------   -------------------    ------------------
Total Contributions                                      251,058,751            14,120,946          265,179,697

Investment Income:
    Interest and dividends                                41,043,893             2,661,481           43,705,374
    Interest on participant loans                          7,955,006                     -            7,955,006
    Net realized/unrealized depreciation                (230,767,608)           (1,233,233)        (232,000,841)
                                                 --------------------   -------------------    ------------------
Total Investment Income                                 (181,768,709)            1,428,248         (180,340,461)
                                                 --------------------   -------------------    ------------------

Total Contributions and
    Investment Income                                     69,290,042            15,549,194           84,839,236

Withdrawal payments                                     (251,748,112)          (31,803,712)        (283,551,824)

Net transfers between
    acccounts (out) in                                     3,935,873            (3,935,873)                   -

Transfers to successor trustees                           (1,038,687)                    -           (1,038,687)
                                                 --------------------   -------------------    ------------------

Net decrease in net assets
    available for benefits                              (179,560,884)          (20,190,391)        (199,751,275)

Net assets available for
    benefits at beginning of year                      2,472,060,812           310,100,458        2,782,161,270
                                                 --------------------   -------------------    ------------------

Net assets available for
    benefits at end of year                           $2,292,499,928          $289,910,067       $2,582,409,995
                                                 ====================   ===================    ==================


See notes to the financial statements.

                    American Express Incentive Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001

                                                            Participant-       Nonparticipant-
                                                             Directed             Directed               Total
                                                        -------------------   ------------------   ------------------
Contributions:
    Employer -
      Other than Profit Sharing                               $ 50,226,017         $ 21,419,930         $ 71,645,947
      Profit Sharing                                                     -                    -                    -
    Employee                                                   145,956,531                    -          145,956,531
    Member rollovers or transfers                               10,506,001                    -           10,506,001
                                                        -------------------   ------------------   ------------------
Total Contributions                                            206,688,549           21,419,930          228,108,479

Investment Income:
    Interest and dividends                                      41,475,069            2,684,766           44,159,835
    Interest on participant loans                                9,932,352                    -            9,932,352
    Net realized/unrealized depreciation                      (530,154,188)        (160,879,709)        (691,033,897)
                                                        -------------------   ------------------   ------------------
Total Investment Income                                       (478,746,767)        (158,194,943)        (636,941,710)
                                                        -------------------   ------------------   ------------------

Total Contributions and
     Investment Income                                        (272,058,218)        (136,775,013)        (408,833,231)

Withdrawal payments                                           (160,238,426)         (18,020,948)        (178,259,374)

Net transfers between
     acccounts (out) in                                          2,730,789           (2,730,789)                   -

Transfers from predecessor trustees                              8,683,263                    -            8,683,263
                                                        -------------------   ------------------   ------------------

Net decrease in net assets
    available for benefits                                    (420,882,592)        (157,526,750)        (578,409,342)

Net assets available for
    benefits at beginning of year                            2,892,943,404          467,627,208        3,360,570,612
                                                        -------------------   ------------------   ------------------

Net assets available for
     benefits at end of year                                $2,472,060,812        $ 310,100,458       $2,782,161,270
                                                        ===================   ==================   ==================


See notes to the financial statements.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002

1. DESCRIPTION OF THE PLAN

GENERAL

The American Express Incentive Savings Plan (the "Plan"), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the "Company") can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan Document for more complete information.

ADMINISTRATION

American Express Trust Company ("AETC"), a wholly-owned subsidiary of American Express Financial Corporation ("AEFC"), is the Trustee of the Plan. AEFC is a wholly-owned subsidiary of American Express Company. The Plan is administered by the Company's Employee Benefits Administration Committee ("EBAC"), and the Company's Benefit Plans Investment Committee ("BPIC") selects the investment options available under the Plan and directs the manner in which investment options unique to the Plan are invested. BPIC has the power to appoint investment managers to make investment decisions. Both Committees are appointed by the Compensation and Benefits Committee of the Board of Directors of American Express Company.

EXPENSES

All administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan's investments, such as brokerage commissions, stock transfer taxes and other charges, are generally paid by the Plan. Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. The participant pays certain fees and expenses of the Self-Directed Brokerage Account (SDA).

CHANGES TO THE PLAN

Effective May 21, 2002, the Plan was amended to eliminate the distribution option of monthly or annual installments when a Participant's employment ends at or after age 55. The Plan was changed to indicate that if employment ends participants may elect to receive their vested account balance as a lump sum cash amount, American Express Company common shares, AXP mutual fund shares, or a combination of cash and shares.

Effective April 4, 2002, the American Express Company Stock Fund was converted to an Employee Stock Ownership Plan ("ESOP") within the meaning of Section 4975
(e) of the Internal Revenue Code. Participants have the choice to either receive their vested American Express Company Stock dividends paid in cash or have them automatically reinvested in the stock fund.

In 2001, assets approximating $5.8 million for participants formerly employed by American Express One, and $2.8 million for participants formerly employed by Lifeco Services Corporation were merged into the Plan.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002


CONTRIBUTIONS

The Plan currently provides for the following contributions:

    ELECTIVE CONTRIBUTIONS

    Participants may contribute each pay period before-tax, after-tax (up to 10%), or a combination of both, not to exceed 80% of their base salary to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the "Code"), imposes a limitation (adjusted annually for cost of living increases) on participants' Before-Tax Contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $11,000 for employees under age 50 and $12,000 for employees over age 50 for 2002 and $10,500 for all employees in 2001.

    The Plan complied with nondiscrimination requirements under the Code for 2002 and 2001. Accordingly, the Plan permitted Before-Tax Contributions up to $11,000 ($12,000 for those over age 50) in 2002 and $10,500 for 2001, for participants who earned at least $90,000 and $85,000 in the prior year, respectively.

    COMPANY MATCHING CONTRIBUTIONS

    Upon a participant's completion of one year of service the Company matches participants' Before-Tax Contributions quarterly on a dollar for dollar basis up to 3% of base salary. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

    PROFIT SHARING CONTRIBUTIONS

    Upon a participant's completion of one year of service additional Company contributions of 0-7% of the participants' base salary may be made annually at the Company's discretion based, in part, on the Company's performance. Participants must be employed on the last working day of the Plan year to be eligible for any Profit Sharing Contributions made for that Plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 3.00% and 0.00% of base salary in 2002 and 2001, respectively.

    COMPANY STOCK CONTRIBUTIONS

    Upon a participant's completion of one year of service the Company contributes 1% of each eligible employee's base salary quarterly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the American Express Company Stock Fund. A participant must be employed by the Company on the last working date of the quarter to receive Company Stock Contributions.

LIMIT ON CONTRIBUTIONS

For purposes of the Plan, base salary is a participant's regular cash compensation up to $200,000 in 2002 and $170,000 in 2001, before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002


TRANSFER OF ACCOUNT BALANCES

Participants' account balances may be transferred among the Plan's investment options upon instructions from the participant, except that the Company Stock Contributions and amounts held in transfer accounts pursuant to the merger of the American Express Stock Ownership Plan into the Plan on December 1, 1994 ("SOP transfer account"), cannot be transferred from the American Express Company Stock Fund until the participant attains age 55.

ROLLOVERS

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

VESTING

Participants are immediately vested in their Before-Tax and After-Tax Contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan's normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures were $4,704,837 in 2002 and $6,442,921 in 2001.

TAX DEFERRALS

As long as the Plan remains qualified and the related Trust (the "Trust") remains tax exempt, amounts invested in the Plan through Participant and Company contributions and Rollovers, as well as the income and appreciation on such amounts, are not subject to Federal income tax until distributed to the participant.

DISTRIBUTIONS AND WITHDRAWALS

Upon disability, death or retirement at or after attaining the Plan's normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, AXP mutual fund shares, or a combination of cash and shares. If the account balance is greater than $5,000, participants may elect to defer distribution until age 65. If the account balance is $5,000 or less, the distribution will be made in a lump sum following the end of employment. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

LOAN PROGRAM

Participants are also entitled to apply to the EBAC for a loan from the Plan, subject to certain Plan restrictions. Repayments of the loan, including interest, are allocated to a participant's

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002


investment accounts in accordance with the election in effect for new contributions at the time of repayment. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan thereby subjecting the balance to income tax plus any penalties imposed by the Code.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investment contracts, which are fully benefit responsive, are carried at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Investments in American Express Company common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan year. Participant loan accounts are valued at cost, which approximates fair value. All other investments are carried at fair value.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

OTHER

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. INVESTMENTS

INVESTMENT ELECTIONS

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the Self-Directed Brokerage Account (SDA). The SDA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SDA.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002


INVESTMENT FUNDS

A brief description of the investment funds at December 31, 2002 is set forth below:

AMERICAN EXPRESS COMPANY STOCK FUND - Is considered to be an Employer Stock Ownership Plan (ESOP) effective April 4, 2002. The Fund invests primarily in the Company's common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

ISP INCOME FUND - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 5.30% and 5.96%, for 2002 and 2001, respectively. American Express Trust Company acts as investment manager for the ISP Income Funds. The fund also invests in the American Express Trust Income Fund I (which invests primarily in investment contracts) and the American Express Trust Money Market Fund I (which invests primarily in short-term debt instruments). The goal of this fund is to maximize current income consistent with the preservation of principal.

THE "AMERICAN EXPRESS FUNDS" - The "American Express Funds" - the AXP(R)Bond Fund, AXP(R) International Fund, AXP(R) Mutual Fund, AXP(R) New Dimensions Fund, AXP(R) Stock Fund, AXP(R) Global Balanced Fund and AXP(R) Equity Select Fund-are mutual funds offered to the general public. Each of the AXP(R) Funds is managed by American Express Financial Corporation and distributed by American Express Financial Advisors Inc. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company; American Express Financial Advisors Inc. is a wholly-owned subsidiary of American Express Financial Corporation.

COLLECTIVE FUNDS - The American Express Trust Small Cap Equity Index Fund I, American Express Trust Equity Index Fund III, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Medium-Term Horizon (50:50) Fund and the American Express Trust Long-Term Horizon (80:20) Fund are collective funds, managed by American Express Trust Company.

SELF-DIRECTED BROKERAGE ACCOUNT (MUTUAL FUNDS ONLY) - The Self-Directed Brokerage Account (SDA) gives participants the freedom to invest in a wide variety of Mutual Funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

At December 31, 2002, the fair value of investment contracts was estimated to be $433,504,018. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2002


At December 31, 2002 and 2001, investments with a fair value representing 5% or more of the Plan's net assets were as follows:

                                            NUMBER OF
DESCRIPTION                                   SHARES              COST          FAIR VALUE
--------------------------------------------------------------------------------------------
2002
COMMON SHARES
American Express Company -                     8,201,133       $122,705,482     $289,910,065
        Nonparticipant-Directed
American Express Company -                    16,164,016        324,717,346      571,397,952
        Participant-Directed

MUTUAL FUNDS
AXP(R)New Dimensions                          24,455,178       $653,075,370     $471,251,273
         Fund, Inc.

2001
COMMON SHARES
American Express Company -                     8,688,721       $121,549,404     $310,100,457
        Nonparticipant-Directed
American Express Company -                    17,451,828        336,706,386      622,855,737
        Participant-Directed

MUTUAL FUNDS
AXP(R)New Dimensions                          26,241,977       $671,597,795     $645,027,804
         Fund, Inc.
AXP(R)Stock Fund, Inc.                          8,518,733       203,780,001       163,133,746



4. INCOME TAX STATUS

The Internal Revenue Service issued a favorable letter of determination on May 28, 1996, to the effect that the Plan is qualified and that the Trust established under the Plan is tax-exempt in conformity with the Tax Reform
Act of 1986 and certain subsequent tax acts. The Company filed with the IRS on February 26, 2002, an application for determination on behalf of the Plan to confirm that the Plan, as amended and restated, continues its tax-qualified status. The Company also filed with the IRS on November 4, 2002, an application for determination to confirm the Plan continues its tax-qualified status with an application for determination of an Employee Stock Ownership Plan (ESOP). To maintain its qualified status, the Plan is required to operate in conformity with the code requirements. The Company believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULES

                                                                  EIN 13-4922250
                                                                      Plan #:002

                     American Express Incentive Savings Plan
         Schedule H, Line 4i - Schedule of Assets "Held at End of Year"
                                December 31, 2002

                                                                NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY          UNITS OR FACE AMOUNT            COST              FAIR VALUE
------------------------------------------------------------  -----------------------   ------------------   -------------------
MUTUAL FUNDS
     AXP(R)New Dimensions Fund, Inc. *                               24,455,178          $   653,075,370       $   471,251,273

     AXP(R)Bond Fund, Inc. *                                          19,547,592              93,809,214            94,219,396

     AXP(R)Mutual Fund, Inc.*                                          6,964,848              84,564,277            54,186,520

     AXP(R)Stock Fund, Inc. *                                          8,099,461             190,225,448           119,386,055

     AXP(R)Global Balance Fund, Inc. *                                   908,977               4,135,201             3,781,343

     AXP(R)International Fund, Inc. *                                  9,836,261              48,101,030            48,689,490

     AXP(R)Equity Select Fund, Inc. *                                  8,263,728              88,160,444            80,819,253
                                                                                        ------------------   -------------------

                                                                                           1,162,070,984           872,333,330
                                                                                        ------------------   -------------------

COLLECTIVE INVESTMENT FUNDS -
     American Express Trust Horizon Short-Term Fund *                   354,831                6,269,127             6,248,228

     American Express Trust Horizon Medium-Term Fund *                1,600,844               33,157,282            32,015,284

     American Express Trust Horizon Long-Term Fund *                    681,861               14,780,895            12,787,630

     American Express Trust Small Cap Equity Index I Fund *           3,017,040               32,898,359            28,598,522

     American Express Trust Equity Index III Fund *                     926,309               23,554,578            21,383,849
                                                                                        ------------------   -------------------

                                                                                             110,660,241           101,033,513
                                                                                        ------------------   -------------------
AMERICAN EXPRESS COMPANY STOCK FUND -

     American Express Trust Money Market Fund I *                    19,554,656               19,554,656            19,554,656

     American Express Company Common Shares *                        24,365,149              447,422,828           861,308,017
                                                                                        ------------------   -------------------

                                                                                             466,977,484           880,862,673
                                                                                        ------------------   -------------------

SELF-DIRECTED BROKERAGE ACCOUNT                                                               44,418,585            35,148,727
                                                                                        ------------------   -------------------


* Indicates Party-in-interest

                                                                  EIN 13-4922250
                                                                      Plan #:002

                     American Express Incentive Savings Plan
         Schedule H, Line 4i - Schedule of Assets "Held at End of Year"
                                December 31, 2002


                                                                NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY          UNITS OR FACE AMOUNT            COST              FAIR VALUE
------------------------------------------------------------  -----------------------   ------------------   -------------------
AMERICAN EXPRESS ISP INCOME FUND -

     American Express Trust Money Market Fund I *                    19,280,028               19,280,028            19,280,028

     American Express Trust Income Fund I *                           1,023,042               54,159,807            62,442,384

     INVESTMENT CONTRACTS
     AIG Financial I
        Contract #148433, 5.42%                                      17,691,276               22,630,359            22,630,359
     Managed Synthetic GIC Wrap
        Instrument for AIG Financial I #148433                              --                (4,939,083)           (4,939,083)

     AIG Financial II
        Contract #160270, 6.51%                                       9,946,816               14,564,953            14,564,953
     Managed Synthetic GIC Wrap
        Instrument for AIG Financial II #160270                             --                (4,618,138)           (4,618,138)

     Allstate II, 5.74%                                              19,226,810               24,282,069            24,282,069
     Managed Synthetic GIC Wrap
        Instrument for Allstate II                                          --                (5,055,260)           (5,055,260)

     Allstate I, 6.17%                                                7,952,334               10,835,181            10,835,181
     Managed Synthetic GIC Wrap
        Instrument for Allstate I                                           --                (2,882,847)           (2,882,847)

     Bank of America
        Contract #97002-A, 5.12%                                     20,507,633               24,047,822            24,047,822
     Managed Synthetic GIC Wrap
        Instrument for Bank of America #97002-A                             --                (3,540,189)           (3,540,189)

     Bank of America II, 5.23%                                        7,774,991               11,001,786            11,001,786
     Managed Synthetic GIC Wrap
        Instrument for Bank of America II                                   --                (3,226,795)           (3,226,795)

     CDC I
        Contract #1025-01, 4.74%                                      8,396,664               10,472,540            10,472,540
     Managed Synthetic GIC Wrap
        Instrument for CDC I #1025-01                                       --                (2,075,876)           (2,075,876)


* Indicates Party-in-interest

                                                                  EIN 13-4922250
                                                                      Plan #:002

                     American Express Incentive Savings Plan
         Schedule H, Line 4i - Schedule of Assets "Held at End of Year"
                                December 31, 2002


                                                                NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY          UNITS OR FACE AMOUNT            COST              FAIR VALUE
------------------------------------------------------------  -----------------------   ------------------   -------------------
AMERICAN EXPRESS ISP INCOME FUND - CONTINUED
     INVESTMENT CONTRACTS - CONTINUED
     CDC II, 6.1%                                                    25,026,713               31,706,357            31,706,357
     Managed Synthetic GIC Wrap
        Instrument for CDC II                                               --                (6,679,643)           (6,679,643)

     JP Morgan/Chase I, 7.36%                                        39,156,350               52,634,346            52,634,346
     Managed Synthetic GIC Wrap
        Instrument for JP Morgan/Chase I                                    --               (13,477,996)          (13,477,996)

     Monumental Life II
        Contract #ADA00281TR, 4.53%                                  13,788,440               12,180,680            12,180,680
     Managed Synthetic GIC Wrap
        Instrument for Monumental Life II #ADA00281TR                       --                 1,607,760             1,607,760

     Monumental Life V, 5%                                           22,791,618               16,151,589            16,151,589
     Managed Synthetic GIC Wrap
        Instrument for Monumental Life V                                    --                 6,640,030             6,640,030

     Pacific Life, 3.79%                                             25,454,603               16,151,589            16,151,589
     Managed Synthetic GIC Wrap
        Instrument for Pacific Life                                         --                 9,303,014             9,303,014

     Rabobank I, 6.28%                                                9,963,042               14,547,586            14,547,586
     Managed Synthetic GIC Wrap
        Instrument for Rabobank I                                           --                (4,584,544)           (4,584,544)

     Rabobank III, 5.04%                                             22,278,255               26,893,997            26,893,997
     Managed Synthetic GIC Wrap
        Instrument for Rabobank III                                         --                (4,615,743)           (4,615,743)

     State Street I, 4.63%                                            9,400,600               10,707,305            10,707,305
     Managed Synthetic GIC Wrap
        Instrument for State Street I                                       --                (1,306,705)           (1,306,705)

     State Street II, 5.8%                                           28,137,810               32,818,909            32,818,909
     Managed Synthetic GIC Wrap
        Instrument for State Street II                                      --                (4,681,099)           (4,681,099)


* Indicates Party-in-interest

                                                                  EIN 13-4922250
                                                                      Plan #:002

                     American Express Incentive Savings Plan
         Schedule H, Line 4i - Schedule of Assets "Held at End of Year"
                                December 31, 2002


                                                                NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY          UNITS OR FACE AMOUNT            COST              FAIR VALUE
------------------------------------------------------------  -----------------------   ------------------   -------------------
AMERICAN EXPRESS ISP INCOME FUND - CONTINUED
     INVESTMENT CONTRACTS - CONTINUED
     UBS I
        Contract #2137, 5.15%                                        19,755,095               24,205,649            24,205,649
     Managed Synthetic GIC Wrap
        Instrument for UBS I #2137                                          --                (4,450,553)           (4,450,553)

     UBS III
        Contract #2141, 5.64%                                        24,655,922               27,581,372            27,581,372
     Managed Synthetic GIC Wrap
        Instrument for UBS III #2141                                        --                (2,925,450)           (2,925,450)

     West LB
        Contract #WLB-023, 5%                                        32,174,051               35,169,082            35,169,082
     Managed Synthetic GIC Wrap
        Instrument for West LB #WLB-023                                     --                (2,995,031)           (2,995,031)

     SEC Life Denver
        Contract #433, 1.53%                                         10,000,000               10,004,993            10,004,993
     GIC Wrap Instrument for
        SEC Life Denver #433                                                --                    (4,993)               (4,993)

     United of Omaha
        Contract #12476, 1.59%                                        5,000,000                4,915,852             4,915,852
     GIC Wrap Instrument for
        United of Omaha #12476                                              --                    84,148                84,148
                                                                                        ------------------   -------------------

                                                                                             379,079,023           379,079,023
                                                                                        ------------------   -------------------

                                                                                             452,518,858           460,801,435
                                                                                        ------------------   -------------------

LOANS TO PARTICIPANTS
     Various, 4.00% - 13.50%, due 4/02 - 9/32                                                                      101,524,463
                                                                                                             -------------------

                                                                                                                $2,451,704,141
                                                                                                             ===================


* Indicates Party-in-interest

                                                                 EIN: 13-4922250
                                                                     Plan #: 002

                     American Express Incentive Savings Plan
           Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2002



                                                              SHARES/UNIT OR
DESCRIPTION OF ASSETS                                          FACE AMOUNT         PURCHASE PRICE        SELLING PRICE
---------------------------------------------------------    -----------------    ------------------    -----------------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS

AET Money Market I *                                            191,106,434            $191,106,434             --


                                                                                   CURRENT VALUE OF
                                                                                       ASSET ON               NET
DESCRIPTION OF ASSETS                                          COST OF ASSET       TRANSACTION DATE       GAIN(LOSS)
---------------------------------------------------------    ------------------    ------------------    --------------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS

AET Money Market I *
                                                                  $191,106,434          $191,106,434            --















* Indicates party-in-interest

Note: There were no category (i), (ii) or (iv) reportable transactions during the Plan year ended December 31, 2002.

                                    SIGNATURE

             THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       AMERICAN EXPRESS INCENTIVE SAVINGS PLAN




                                       By /s/ Valeria Christensen
                                          --------------------------------------
                                            Valeria Christensen
                                            Delegate
                                            Employee Benefits Administration
                                                Committee

Date:  June 27, 2003

                                  EXHIBIT INDEX


Exhibit
Number               Description
-------              -----------
23.1           Consent of Independent Auditors

99.1           Certification Pursuant to 18 U.S.C Section 1350, as Adopted
               Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                    EXHIBIT 23.1





                         CONSENT OF INDEPENDENT AUDITORS




           We consent to the incorporation by reference in the Registration Statements (Form S-8, No. 2-46918, No. 2-59230, No. 33-02980 and No. 33-53801)
pertaining to the American Express Incentive Savings Plan and in the related Prospectuses of our report dated June 25, 2003 with respect to the financial statements and schedules of the American Express Incentive Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2002.





/s/ Ernst & Young LLP






Minneapolis, Minnesota
June 25, 2003

                                                                   EXHIBIT 99.1

                        CERTIFICATION PURSUANT TO
                         18 U.S.C. SECTION 1350,
                          AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the American Express Incentive Savings Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, as a member of the Employee Benefits Administration Committee of American Express Company, the Administrator of the Plan, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Arleane S. Baltrusitis
------------------------------
Name: Arleane S. Baltrusitis
Date: June 27, 2003

/s/ Paul Connolly
------------------------------
Name: Paul Connolly
Date: June 27, 2003

/s/ Richard Miller
------------------------------
Name: Richard Miller
Date: June 27, 2003

The foregoing certification is being furnished solely pursuant to 18
U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 11-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.